

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2015

Via E-Mail
Pran Jha
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

>   **Re: Avolon Holdings Ltd.**
>   **Schedule TO-T filed July 31, 2015**
>   **Schedule TO-T/A filed August 11, 2015**
>   **Schedule TO-T/A filed August 13, 2015**
>   **Schedule TO-C filed July 30, 2015**
>   **Filed by Global Aviation Leasing Co. Ltd** *et al*
>   **File No. 5-88519**

Dear Mr. Jha:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

Please respond to this letter by amending your filing. If you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comments, we may have additional comments.

Schedule TO-T filed July 31, 2015

1. As you know, we initially contacted you on July 30, 2015 regarding the need to provide bidder financial statements in connection with this offer pursuant to Item 10 of Schedule TO. We reviewed the response letter you provided on that issue dated August 10, 2015. However, we continue to believe that financial statements for bidders are required in the context of this current partial offer for 20% of the Company's outstanding Shares. Your analysis focuses primarily on the Offeror's ability to influence the Company after this offer; however, this is not the only factor relevant to whether bidder financial statements are material in the context of a partial tender offer for a significant percentage of a target company's outstanding shares by a bidder that is not a current shareholder of the Company and therefore, known to its existing shareholders. In such a scenario, we

believe that bidder's own financial condition and liquidity etc. can be material to Company shareholders. We understand that it is possible that this offer may become an offer for all of the Company's shares, but it is currently a partial offer. Bidder financial statements must be filed and disseminated within sufficient time to allow target shareholders to review them before expiration, to the extent this remains a partial offer. Please amend your offer materials to provide them or advise regarding an alternative offer structure pursuant to your efforts to acquire all of the Company.

2. We note that Adam Tan of HNA Group initiated contact with Domnhal Slattery of Avolon to discuss and negotiate this offer and that HNA International initially entered into a confidentiality agreement with the Company. We also note that Parent is a majority-owned indirect subsidiary of HNA Group Ltd. and that, under the terms of the parties' Exclusivity Agreement, HNA is obligated to guarantee Parent's obligation to consummate a Transaction with the Company. Given these facts, we believe that HNA Group Ltd. should be included as a bidder on this tender offer. Please revise to include it as a bidder and to provide all of the disclosure required by Schedule TO in the Offer to Purchase.

Exhibit (A)(1)(A) - Offer to Purchase

Possible Effects of the Offer on the Market for Shares… - Stock Exchange Listing, page 21

3. Revise to disclose whether you currently anticipate that the purchase of Shares in the offer will affect the Shares' NYSE listing, as you do for the registration of the Shares under Exchange Act in the next subsection on this page of the offer materials.

Source and Amount of Funds…, page 23

4. You disclose that Parent "has committed to provide, or cause to be provided to Offeror, sufficient funds" to purchase tendered Shares up to the Offer Cap. Revise to clarify whether this means that Parent will provide such funds from its own cash on hand or through, for example, credit facilities available to it, or whether some or all such funds could come from affiliates of Parent such as HNA. We may have additional comments.

Background of the Offer, page 23

5. Given that Parent and Offeror expressed a desire to acquire 100% of the Company when they learned that the Company had received a Qualifying Proposal from a third party and the parties are negotiating such an alternate transaction pursuant to the Exclusivity Agreement, explain why the bidders elected to move forward with this partial offer while negotiating an offer for all Shares at a substantial premium to the offer price. Why didn't the parties simply continue to negotiate such an offer to acquire the entire Company before proceeding? Revise to explain.

<u>Conditions of the Offer, page 37</u>

6. Refer to the last sentence in this section on page 38 of the Offer to Purchase. It states that the "failure by Offeror at any time to assert any of the foregoing rights will not constitute a waiver of any such right." Please note that if an event occurs that "triggers" one of the listed offer conditions, the Offeror must immediately inform target security holders how it intends to proceed by either waiving the offer condition and continuing the offer, or asserting the condition and terminating it. The Offeror may not, consistent with its disclosure obligations, wait until the end of the offer period to decide whether to, for example, terminate the offer based on an event that occurred on day two of the offer period (unless the specific offer condition is written so as to be judged at the end of the offer period). Please confirm your understanding in your response letter.

<u>Miscellaneous, page 39</u>

7. Please refer to the statement here that you may not accept tenders "from or on behalf of shareholders" located in certain jurisdictions. Revise this disclosure or provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10. See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

<u>Schedule TO-T/A filed August 11, 2015</u>

8. On August 10, 2015, Parent and the Company entered into the Exclusivity Agreement pursuant to which they are negotiating a final agreement with respect to an acquisition of all Shares of the Company at a per share price of $32 per share in a transaction other than this offer. If such a transaction is finalized, this offer will be terminated. Please provide your analysis as to how such arrangements to purchase Shares entered into during the term of this tender offer are permitted under Rule 14e-5. We may have additional comments.

<u>Closing Information</u>

Please amend the filing in response to the above comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filers are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about this comment or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions